TABLE OF CONTENTS

THE COMPANY	1
CORPORATE PROFILE	1
SELECTED FINANCIAL AND OPERATING INFORMATION	1
RECENT DEVELOPMENTS	2
THE CORPORATION’S POWER BUSINESS	3
OTHER BUSINESS OPERATIONS	9
POWER GENERATION OUTLOOK	9
INVESTMENT ACTIVITIES	13
FINANCING ARRANGEMENTS	14
ENVIRONMENTAL MANAGEMENT	15
CAPITAL BASE AND DIVIDEND POLICY	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
CONSOLIDATED FINANCIAL INFORMATION	17
QUARTERLY OPERATING RESULTS	18
DIRECTORS AND OFFICERS	18
PRINCIPAL SHAREHOLDERS	19
SUBSIDIARIES	20
ADDITIONAL INFORMATION	21

ANNUAL INFORMATION FORM

THE COMPANY

Great Lakes Power Inc. was formed on March 2, 2001 by the amalgamation under the Business Corporations Act (Ontario) of Great Lakes Power Inc. and a subsidiary of Brascan Corporation (“Brascan”), pursuant to a going-private transaction approved by the shareholders of Great Lakes Power Inc. on February 28, 2001. References to the “Company” or “Great Lakes” include Great Lakes Power Inc. and its predecessors and subsidiaries unless otherwise indicated or unless the context otherwise requires.

Great Lakes is wholly owned, directly and indirectly, by Brascan, a company operating in the real estate, power generation and asset management sectors, with investments in the resource sector. Brascan’s common shares are listed on the Toronto and New York stock exchanges.

The registered and principal office of Great Lakes is BCE Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3. Unless otherwise indicated, the information appearing herein is stated as at December 31, 2003 and all dollar amounts are in Canadian dollars.

CORPORATE PROFILE

The primary business of Great Lakes and its subsidiaries is the development and management of electricity generating facilities in Canada and the United States and Brazil. These operations employed approximately 350 people at April 30, 2004. Great Lakes also holds a portfolio of financial investments.

Great Lakes is an independent electric power company with operations in Canada and the United States. As at April 30, 2004 the company operated 48 power generating stations with a combined generating capacity of 1,827 megawatts (“MW”). Great Lakes is also involved in power transmission and distribution.

Great Lakes conducts its power generating operations primarily in Ontario, Quebec and the northeastern United States, with other power operations in British Columbia, Louisiana and Brazil. These operations are mainly wholly owned, either directly or through the Great Lakes Hydro Income Fund (“Income Fund”), in which the company owns a 50% interest.

SELECTED FINANCIAL AND OPERATING INFORMATION

The following table sets forth selected financial and operating information with respect to Great Lakes as at and for the five years ended December 31, 2003:

millions, except per share amounts	2003	2002	2001	2000	1999
Financial position
Total assets	$3,580	$3,500	$2,930	$2,642	$2,405
Debt	1,603	1,498	1,152	1,002	890
Capital base
Convertible debentures	248	248	248	248	248
Common shares	1,134	1,126	1,051	1,001	968

	1,382	1,374	1,299	1,249	1,216
Revenue and net income
Net income	$97	$167	$131	$116	$113
Diluted net income per common share	$0.77	$1.32	$1.04	$0.92	$0.90
Dividends per common share	0.64	0.64	0.64	0.64	0.64

Operating results
Installed capacity (megawatts) (1)	1,761	1,636	991	905	899
Electricity generation (gigawatt hours) (2)	6,279	5,584	3,959	4,003	4,222

(1)	At 100%

(2)	Reflects proportionate ownership.

GREAT LAKES POWER INC.	1

Summary information on the Company’s power operations as at April 30, 2004 is shown below:

	Generating Stations	Generating Units	Installed Capacity
			(megawatts)
Ontario
Great Lakes Power	12	21	349
Lake Superior Power	1	3	110
Mississagi Power	4	8	488
Valerie Falls Power	1	2	10

	18	34	957
Quebec
Lièvre River Power	3	10	238
Pontiac Power	2	7	28

	5	17	266
Northeast — United States
Maine Power	7	32	130
New Hampshire Power	8	25	44
White Mountain Energy	1	1	25

	16	58	199
Other Power Operations
Louisiana HydroElectric Power (Louisiana)	1	8	192
Pingston Power (British Columbia)	1	2	30
Powell River Energy (British Columbia)	2	7	82
Brazil	5	12	101

	9	29	405

Total	48	138	1,827

All the Company’s power operations listed above consist of hydroelectric generating facilities except for the Lake Superior Power and White Mountain Energy cogeneration plants.

RECENT DEVELOPMENTS

The Company’s primary emphasis since 1990 has been the development and expansion of its power generating business. In 1992, the Company’s name was changed from Great Lakes Group Inc. to its present name, Great Lakes Power Inc., to reflect this business emphasis. The following is a summary of developments since January 1, 2001.

On February 28, 2001, the shareholders of the Company’s predecessor, Great Lakes Power Inc., approved at a Special Meeting a going private transaction proposed by that company’s principal shareholder Brascan. Pursuant to this offer, Brascan acquired in February 2001 the outstanding 4.3 million publicly held common shares of Great Lakes Power Inc. in exchange for approximately $250,000 in cash and 3.9 million Class A Limited Voting Shares of Brascan. The successor private company established on March 2, 2001 carries on the affairs of the Company under the name Great Lakes Power Inc. As a result of this transaction, the Company is no longer listed on the Toronto Stock Exchange or on any other public securities market. The Company, however, continues as a reporting issuer in Canada and the United States since it has issued public debt in the United States.

In February 2001, the Company acquired, through the Income Fund, a 50% interest in Powell River Energy in British Columbia, which owns two hydroelectric stations with an aggregate installed capacity of 82 MW and related transmission facilities having a total cost of $113 million.

In December 2001, Great Lakes maintained its 50% interest in the Income Fund following a public offering of 11,286,000 units of the Income Fund.

In February 2002, the Company acquired, through the Income Fund, a hydroelectric generating system in northern Maine for US$156.5 million. This system includes six hydroelectric generating stations with a combined generating capacity of 126 MW and related transmission facilities.

2	ANNUAL INFORMATION FORM

In May 2002, the Income Fund filed a preliminary prospectus for the issue of 14,700,000 units. The Company purchased 50% of the issued units and thereby maintained its 50% ownership interest in the Income Fund. The other units in the Income Fund are currently held by the public.

In May 2002, the Company acquired, through the Income Fund, four hydroelectric generating stations located on the Mississagi River in northern Ontario with a combined generating capacity of 488 MW from Ontario Power generation (“OPG”) for $346 million.

Also in May 2002, the Company acquired through the Income Fund six hydroelectric generating stations in northern New Hampshire having a combined generating capacity of 31 MW for US$33 million.

In November 2002, the Company increased its ownership in Lake Superior Power from 50% to 100% by acquiring from its partner, Duke Energy, its 50% interest for $67 million.

On December 20, 2002, the Company purchased 100 additional units in the Income Fund. As a result, the Company now owns approximately 50.1% of the Trust Units of the Income Fund.

In April 2003, the new Robert A. Dunford generating station in northern Ontario started commercial operations. This 45 MW $75 million redevelopment project, which started construction in December 2001, replaces an older 27 MW facility and is expected to enhance the Company’s peak period generating capability in Ontario.

Also in April 2003, the 30 MW Pingston Creek generating station in British Columbia was substantially completed. This 30 MW $65 million project was developed in a 50/50 joint venture with Canadian Hydro Developers Inc. and commenced commercial operations in May 2003.

In May 2003, Great Lakes acquired an additional 35% in Valerie Falls Limited Partnership, through the purchase of 100% of Seine River Power Inc., the limited partner.

In May 2003, the Company completed the expansion of the power interconnection between its Maine Power system and the New England power grid through the construction of a new 24 mile, 115 kilovolt transmission line at a cost of US$17 million. This expansion increased the capacity of the interconnection from 20 MW to 130 MW.

In 2003, the Company initiated the approval process for the construction of a new 9 MW hydroelectric station at its Cedar Falls dam on the Lièvre River in Quebec. Approval of this $24 million project was obtained in 2003 for expected completion in 2005.

In June 2003, the Company completed a $384 million 6.6% senior bond issue due June 16, 2023, secured by certain of its hydroelectric generating and transmission assets in northern Ontario. In July 2003, the Company issued a further $115 million 7.8% subordinated bonds secured by these assets.

In 2003, the Company completed development of three hydroelectric generating stations in southern Brazil, with a combined generating capacity of 60 MW.

In November 2003, the Company completed a $175 million, 6.9% private placement bond issue. The bonds are secured by the Mississagi Power assets in northern Ontario.

Also in November 2003, the Company acquired through the Income Fund three hydroelectric stations in New Hampshire and Maine with a combined generating capacity of 16.5 MW for approximately US$28 million. This acquisition increased the Company’s total generating power capacity to 1,761 MW.

In January 2004, the Company acquired, through its Brazilian affiliate, Brascan Energética, two hydroelectric stations in Brazil with a combined capacity of 40 MW, for US$28 million (80 million Reais).

In the first quarter of 2004, the Company completed the construction on a US$32 million 25 MW natural gas-fired cogeneration in New Hampshire. The electricity and steam produced by this facility will be provided to the pulp and paper facilities in Berlin/Gorham owned by Nexfor Inc., an affiliate of Brascan, under a 10-year tolling agreement.

THE CORPORATION’S POWER BUSINESS

Summary

Great Lakes is committed to growing its power generation business by expanding its production base through developing greenfield sites and acquiring existing power generating assets, and by enhancing its capacity to access interconnected energy markets in Canada and the United States.

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Most of the Company’s power businesses are wholly owned, either directly or through the Great Lakes Hydro Income Fund, an unincorporated open-ended trust created in 1999 in which the Company owns 50.1% interest. The Income Fund’s units are listed for trading on the Toronto Stock Exchange.

The Company operates its power business in four geographic regions: Ontario, Quebec, Northeast United States and Other Power Operations. The Company’s principal operating units in each business group are described below.

Ontario

Great Lakes Power includes a generating business with 12 hydroelectric stations located on the Magpie, Michipicoten, Montreal and St. Mary’s Rivers in northern Ontario, having a combined generating capacity of 349 MW. Great Lakes Power also includes a separate transmission and distribution business, which has supplied power to the city of Sault Ste. Marie and the Algoma District for almost 90 years.

Mississagi Power includes four hydroelectric generating stations in northern Ontario, located on the Mississagi River north and east of Sault Ste. Marie, with a combined generating capacity of 488 MW. These facilities were acquired by the Income Fund in May 2002.

Valerie Falls Power is a 10 MW hydroelectric generating station located on the Seine River in northwestern Ontario.

Lake Superior Power is a 110 MW natural gas-fired cogeneration station located in Sault Ste. Marie, Ontario.

Quebec

Lièvre River Power consists of three hydroelectric generating stations located on the Lièvre River in western Quebec with a combined generating capacity of 238 MW. This operation has four transmission interconnections with the Quebec power grid and two with the Ontario power grid.

Pontiac Power includes two hydroelectric generating stations with a combined generating capacity of 28 MW, located on the Noire and Coulonge Rivers in western Quebec. This operation also has a transmission interconnections with the Ontario power grid.

Northeast United States

Maine Power consists of seven hydroelectric generating stations having a combined generating capacity of 130 MW in northern Maine, six located on the main and west branches of the Penobscot River and one on the Moose River. This operation also has a transmission interconnection with the New England power grid. These facilities were acquired by the Income Fund in February 2002 and November 2003.

New Hampshire Power includes eight hydroelectric generating stations with a combined capacity of 44 MW, located on the Androscoggin River in northern New Hampshire. These facilities were acquired by the Income Fund in May 2002 and November 2003.

White Mountain Energy consists of a 25 MW natural gas-fired cogeneration located in Berlin/Gorham.

Other Power Operations

Powell River Energy consists of two 50% owned hydroelectric generating stations in southwestern British Columbia, with a combined generating capacity of 82 MW.

Pingston Creek consists of a 50% owned hydroelectric generating station located in south central British Columbia, with a generating capacity of 30 MW. This project commenced commercial operations in May 2003.

Louisiana HydroElectric Power owns and operates a 192 MW run-of the river hydroelectric generating station and sediment control facility on a diversion of the lower Mississippi River in Louisiana. The Company has a 75% residual interest in this facility.

Great Lakes also owns five hydroelectric stations in Brazil, which have a combined generating capacity of 101 MW.

A description of each of the Company’s principal operating units follows.

Great Lakes Power

The Company’s hydroelectric generation business and its transmission and distribution system in northern Ontario, (together “Great Lakes Power”) are held through wholly owned Great Lakes Power Limited (“GLPL”). Great Lakes Power generates electricity from its 12 wholly owned hydroelectric generating stations, which are located on the St. Mary’s, Montreal, Michipicoten and Magpie Rivers and have a total installed capacity of 349 MW.

Great Lakes Power’s 12 generating stations are operated by remote control from a control centre in Sault Ste. Marie. Substations on each river system are linked by 449 miles of 115 and 230 kilovolt (“kV”) transmission lines. The system is interconnected with the Ontario power grid at Wawa, Ontario, and via two 230 kV transmission lines at

4	ANNUAL INFORMATION FORM

Mississagi, Ontario, 46 miles east of Sault Ste. Marie. Great Lakes Power supplies electricity to its direct customers through 1,064 miles of distribution lines. Great Lakes Power employs 140 people.

Up until May 1, 2002, Great Lakes Power’s stations generated, on average, approximately 65% of the power required to meet the historical needs of its customers. The balance of the electrical power required to serve these customers was purchased from OPG, formally part of Ontario Hydro. Following the opening of Ontario’s electricity market to competition on May 1, 2002, Great Lakes Power as a local distributor continued to deliver power to its historical service area through its distribution division, serving approximately 11,600 customers. Great Lakes Power’s own power generation output can be sold into the spot market in Ontario, into neighbouring competitive electricity markets or under bilateral contracts.

Great Lakes Power has a comprehensive maintenance program to extend the operating life of its generating facilities and to maintain unit efficiency. This program includes annual examinations of major items of equipment, intensive reviews of dams, weirs and spillways every four to five years, and complete overhauls of generating units as required.

Mississagi Power

The Mississagi Power system includes four generating stations containing 8 generating units with an aggregate installed capacity of 488 MW, located approximately 110 kilometres north and east of Sault Ste. Marie. The stations include Aubrey Falls (162 MW), George W. Rayner (46 MW), the first station built on the Mississagi River, Wells (239 MW) and Red Rock Falls (41 MW). These four stations were built by the former Ontario Hydro between 1947 and 1970. These operations employ 21 people.

Pursuant to a 20 year Master Power Purchase and Sale Agreement ending on December 31, 2022, all power generated by the Mississagi Power System will be sold to Brascan Energy Marketing (“BEMI”), a wholly-owned subsidiary of GLPI, at a price of $57.50/MWh, escalated annually by 20% of the increase in the Consumer Price Index of the previous year. Great Lakes guarantees BEMI’s payment obligation under the agreement.

A hydrology reserve facility is provided by Great Lakes to Mississagi Power through the Income Fund to a maximum amount of $10 million in order to level the cash distributions to unitholders as a consequence of changes in hydrology from year to year. The facility is available for a period ending on the earlier of (i) May 17, 2022, (ii) the date of the sale of all or substantially all of the Mississagi Power System, and (iii) a change of control of MPT. MPT is entitled to draw up to $3 million per contract per year for such purposes.

Valerie Falls Power

Valerie Falls Power Limited Partnership (“Valerie Falls Power”) is a limited partnership formed in 1993 to develop a 10 MW hydroelectric station on the Seine River at Valerie Falls, three miles north of Atikokan in northwestern Ontario. Seine River Power Inc., a wholly-owned subsidiary of GLPI since May 2003, is the limited partner and holds a 35% interest in the partnership. Great Lakes owns the remaining 65% limited partnership interest directly.

Valerie Falls Power is party to a power sales agreement dated June 1992 with Ontario Electricity Finance Corporation (“OEFC”) for the sale of power produced by the station, which terminates on December 31, 2042. Under the terms of the agreement, OEFC has agreed to purchase all of the power produced by the plant for 50 years, according to a fixed-price schedule based, in general, on the Ontario Consumer Price Index. If the plant fails to produce power for 24 consecutive months, the terms of the agreement allow OEFC to terminate the agreement upon 60 days written notice.

Lake Superior Power

Lake Superior Power Limited Partnership (“Lake Superior Power”) is a limited partnership formed in 1991 to develop and operate a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario. In 2002, the Company increased its interest in this partnership from 50% to 100%. The general partner is Lake Superior Power Inc. a wholly owned subsidiary of the Company. Lake Superior Power employs 15 people.

The Lake Superior Power cogeneration plant, commenced production in 1993. It uses two aero-derivative natural gas-driven turbines to generate electricity. Heat generated by the gas turbines is captured by two heat-recovery steam generators and the high-pressure steam they produce is in turn used to drive a steam turbine to generate additional electrical energy. Low-pressure steam is also available for sale to industrial customers.

Lake Superior Power has entered into gas supply agreements with each of Petro-Canada Inc. and Talisman Energy Inc. for the purchase of the natural gas required to run the cogeneration turbine engines. The terms of the agreements are for 15 and 16 years, expire on January 1, 2009 and November 1, 2008 respectively, and are extendible on a year-to-year basis if mutually agreed by the parties. Lake Superior Power has also entered into transportation agreements with TransCanada Pipelines Limited and Union Gas Limited Inc. for the transportation of natural gas.

GREAT LAKES POWER INC.	5

Lake Superior Power is party to a 20-year power sales agreement with OEFC (formerly part of Ontario Hydro), which commenced on April 1, 1994 under which OEFC has agreed to purchase all of the electric power produced by the cogeneration plant according to a fixed price schedule, subject to OEFC’s periodic right to require Lake Superior Power to curtail production within certain limits.

Low-pressure steam not used to produce electricity is available for sale to industrial customers. Lake Superior Power currently sells low-pressure steam to St. Marys Paper under an agreement entered into with St. Marys Paper in October 1994.

Lièvre River Power

The Lièvre River Power hydroelectric generation, transmission and distribution system is located in western Quebec on the Lièvre River system, a tributary of the Ottawa River. Lièvre River Power was developed by James Maclaren Industries Inc. (“James Maclaren Industries”), a subsidiary of Nexfor Inc. (“Nexfor”), to service the electricity needs of its pulp and paper operations and other industrial customers.

Lièvre River Power’s production base consists of three generating stations on the Lièvre River having a combined generating capacity of 238 MW. The 105 MW Masson station is located in the town of Masson-Angers just north of the Ottawa River and 18 miles east of the City of Hull. The Masson Station is the operating centre for the Lièvre River Power system and, since 1998, for the two Pontiac Power stations. The 38 MW Dufferin station is located in the City of Buckingham three miles upstream. One generating unit at the Dufferin Station is scheduled for returbining in 2001. The uppermost station on the river, the 95 MW High Falls plant, is located 24 miles north of the Ottawa River. Lièvre River Power employs 35 people.

Water for these power stations is stored primarily at three reservoirs located upstream on the Lièvre River and two of its tributaries, which are owned and operated by the Government of Quebec. The system also includes five substations and approximately 30 miles of 120 kV transmission lines. These have four interconnections with the Quebec power grid and two with the Ontario power grid. During 2000, the power interconnection at Masson, Quebec was upgraded and expanded from 240 MW to 400 MW.

In 1999, Great Lakes entered into a Power Agency and Guarantee Agreement (“PAGA”) with the Income Fund, expiring in 2019, under which Great Lakes guarantees that the Income Fund will receive the guaranteed price for all electricity produced and delivered by the Lièvre River Power system, except in certain limited circumstances. The guaranteed price was initially set at (i) $37.00 per megawatt hour (“MWh”) for 1,065,000 MWh of electricity in any given year, and (ii) $30.00 per MWh for electricity in excess of 1,065,000 MWh in any given year. Commencing January 1, 2001, the guaranteed price is subject to an annual adjustment equal to the lesser of 3% or 40% of the increase in the Consumer Price Index during the previous year. Great Lakes acts as the Income Fund’s exclusive agent in respect of sales of electricity and provides sales, scheduling, dispatching and transmission services.

Under the PAGA, a hydrology reserve credit facility is provided by Great Lakes to Lièvre River Power through the Income Fund to a maximum amount of $15 million in order to levelize cash distributions to Income Fund unitholders as a consequence of changes in hydrology from year to year. The facility is available for a period ending on the earlier of (i) November 18, 2014, and (ii) the date of the sale of all or substantially all of the power system. The Income Fund is entitled to draw up to $5 million per year for such purposes. The facility is unsecured, bears interest at the prime rate of a Canadian chartered bank plus 2% and is repayable solely from excess revenues of the Income Fund in years when electricity generated and delivered by the power system exceeds average levels or upon the sale of all or substantially all of the Lièvre power system.

Pontiac Power

Hydro-Pontiac Inc. (“Pontiac Power”) is a Quebec corporation acquired by Great Lakes in December 1996. Pontiac Power owns two hydroelectric generating stations on tributaries of the Ottawa River in western Quebec, with a combined generating capacity of 28 MW. Great Lakes operates these facilities with a staff of 3.

The 11 MW Waltham station is located on the Noire River and the 17 MW Coulonge station is located on the Coulonge River.

Pontiac Power has entered into power contracts with Hydro-Québec for the sale of power produced by the Waltham and Coulonge Stations. Under these contracts, Hydro-Québec has agreed to purchase all of the power produced by these stations at rates, which increase annually according to the increase in the consumer price index for the preceding year. The contracts have a term of 25 years, commencing December 1, 1995 for Waltham and December 1, 1994 for Coulonge. Both contracts include a renewal provision for a further 25 years on completion of the current contracts in 2019 and 2020, respectively.

6	ANNUAL INFORMATION FORM

Maine and New Hampshire Power

Maine Power’s generating facilities include seven hydroelectric stations containing 32 generating units with an aggregate installed capacity of 130 MW. The system is interconnected with the New England Power Pool through a 130, 115 kV transmission line.

New Hampshire Power’s generating facilities include eight stations with 25 generating units which generate approximately 263 GWh of electricity annually. These generating facilities are all licensed by the US Federal Regulatory Agency (“FERC”).

Pursuant to 20 year power purchase agreements between GLHA and BEMI ending in 2022 and 2023 respectively, all power generated by GLHA at the Maine, New Hampshire and Pontook Power Systems will be sold to BEMI at a price of US$36/MWh, escalated annually by 20% of the increase in the US Consumer Price Index of the previous year. Great Lakes guarantees BEMI’s payment obligation under the power purchase and sale agreement, in the event that an event of default pursuant to such agreement occurs; or BEMI ceases to carry on business. BEMI then sells all power generated by the Maine and New Hampshire Power systems to affiliates of the Company under long-term contracts of a duration of 12 and 10 years respectively.

GLHA, a wholly owned subsidiary of the Income Fund owns and operates Maine and New Hampshire Power systems and employs 31 people.

White Mountain Energy

During the first quarter of 2004, Great Lakes completed the construction of a 25 MW natural gas-fired cogeneration station in Berlin/Gorham, which will provide electricity and steam for sale to nearby pulp and paper facilities owned by Nexfor Inc., an affiliate of Brascan under a 10 year tolling agreement.

Powell River Energy

Powell River Energy Inc. (“Powell River Energy”) is a Canadian corporation owned 50% by the Income Fund, through its wholly owned subsidiary, the Powell River Energy Trust, and 50% by Norske Skog Canada Limited (“Norske Skog”), both on a fully diluted basis. In February 2001, Powell River Energy acquired from Norske Skog two hydroelectric generating stations and seven generating units with a combined generating capacity of 82 MW and related transmission facilities located in city of Powell River, British Columbia, for a total consideration of $113 million and assumption of a future income tax liability.

The Powell River Energy facilities were built to provide electricity for the pulp and paper operations of Norske in the City of Powell River, which is located on the west coast of the British Columbia mainland approximately 100 miles north of the city of Vancouver. The average annual generation is 522 GWh.

The Powell River generating station comprises three powerhouses containing five generating units located in the town of Powell River. The Lois Lake generating station consists of one powerhouse containing two units located 10 miles south of the Powell River facilities. Water for these stations is stored in two large lakes created by the dams of the two facilities: Powell Lake, which is approximately 26 miles in length; and Lois Lake, which together with three interconnected lakes is approximately 10 miles in length. Power from the Lois Lake station is delivered via 12 miles of transmission lines owned by Powell River Energy to a distribution system in Powell River. These facilities are also interconnected to the British Columbia power grid.

All of the energy generated by Powell River Energy is sold to Norske Skog pursuant to a 10-year “take or pay” agreement dated January 31, 2001. Norske Skog must purchase all the energy delivered on a first priority basis before purchasing or otherwise receiving any other energy for its mill. Norske Skog is restricted from selling or using the energy from the power facilities other than at its mill. Norske Skog pays $34.95 per MWh, increasing annually by an amount equal to 20% of the increase in the Consumer Price Index for the year. Powell River Energy may make the electricity generated by the power facilities available to others if it is not otherwise needed in the ordinary course of the mill’s business. Great Lakes guarantees to Powell River Energy the obligation under the power purchase agreement.

Pingston Power

Pingston Creek Power is a joint venture between the Company and Canadian Hydro Developers Inc. In 2001, the joint venture commenced construction of the 30 MW Pingston Creek hydroelectric generating station located near the town of Revelstoke in south central British Columbia at a cost of $65 million. In August 2002, the Company and Canadian Hydro Developers Inc. signed a 20-year agreement to sell all of the power generated by this station to BC Hydro. This station commenced commercial operations in May 2003.

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Louisiana Hydroelectric Power

Catalyst Old River HydroElectric, Limited Partnership (“Louisiana HydroElectric Power” or “the partnership”) is a limited partnership formed to develop and operate a combined hydroelectric generating station and flood and sediment control facility on a diversion of the Mississippi River near the Town of Vidalia (“Vidalia”), Louisiana, north of Baton Rouge. Great Lakes holds a 75% residual interest in the partnership through wholly owned Catalyst Vidalia Corporation and Vidalia Holding, LLC, which hold, respectively, a 50% general partnership interest and a 25% limited partnership interest in Louisiana HydroElectric Power. Louisiana HydroElectric Power employs 25 people.

After commencing power production in 1990, the facility was sold to institutional investors in a sale and leaseback transaction for US $633 million. Under the transaction, the partnership retained operational responsibilities and long-term ownership rights.

The hydroelectric generating station, known as the Sidney A. Murray, Jr. Generating Station, is located on a man-made channel which diverts water from the Mississippi River to the Red and Atchafalaya Rivers five miles away. The station uses the natural difference in elevation between these two river systems to generate electricity. It contains eight turbines with an installed capacity of 192 MW, making it one of the largest run-of-the-river stations in the world. The facility and inflow channel form an integral part of the US Army Corps of Engineers’ flood and sediment control system for the lower Mississippi River.

Substantially all of the power produced by the facility is sold to Entergy Louisiana, Inc. (“Entergy”) a wholly owned subsidiary of Entergy Inc., a U.S. energy company, under a long-term power sales agreement based on a predetermined price schedule. The remaining power is sold directly to Vidalia pursuant to a power sales agreement. Both of these agreements have substantially similar terms, are on a “pay if delivered” basis and expire on December 31, 2031. Both agreements have been approved by the Louisiana Public Service Commission.

Under the terms of the sale and leaseback transaction, revenues from the operation of the facility must be deposited in certain trust accounts for the payment of operation and maintenance costs, lease and royalty payments and certain other costs. Distributions from these accounts are made annually to the partners subject to certain requirements to maintain, among other things, a certain lease coverage ratio and minimum lease reserve accounts.

The FERC license to operate the facility is held jointly by the partnership and Vidalia. The transmission lines and the accompanying right-of-way to Entergy’s substation are governed by an agreement with Vidalia dated June 28, 1988. Pursuant to the terms of the agreement, the partnership leases the facility and the site and has the exclusive right to maintain and operate the facility. Vidalia has also covenanted not to transfer any right or interest in the transmission lines to anyone other than the partnership. The royalties to be paid by the partnership to Vidalia under these agreements are based on a percentage of gross power revenues. The percentage gradually increases from 3.75% in 1990 to 11.6% in 2021. In 2022 and thereafter, the percentage is 20%.

The partnership has also entered into an agreement with the US Army Corps of Engineers providing for the flow of water required for the facility. This agreement expires on December 31, 2031.

Brascan Energetica

Brascan Energetica S.A. (“BESA”) conducts the company’s power operations is located in Brazil. In 2003, BESA completed the construction of 3 hydroelectric power plants with combined installed capacity of 61 MW. In 2004, BESA also acquired 2 existing hydroelectric power plants with a combined capacity of 40 MW.

The power plants are operated from a central control room in Curitiba in the state of Paraná, South of Brazil. The plants are on different river systems: two are in the state of Parana and one is in the state of Rio Grande do Sul, all in Southern Brazil. The two other plants are located in the state of Minas Gerais in the Southeast of Brazil. Each of the plants has power purchase agreements with end-use customers or local distribution companies for most of the annual power generation produced by the plants.

BESA is a member of the Electrical Energy Wholesale Market Services Manager (called MAE) and of the Electrical Physical System National Operator (called ONS). Since the hydrology could fluctuate from one season to another and also by region, these regulatory and power grid managing organizations are assuring to their members a pre-determined amount of MW per power plant (called annual assured energy). The annual assured energy level usually represents 95 % of the long term average of the river system. It allows power producers to meet the contracted volume of energy under their customer power purchase agreements. The above mentioned organizations are equilibrating the daily generation of each power plant with the power load required in the country, considering the specific fluctuations in hydrology conditions prevailing on each river systems.

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OTHER BUSINESS OPERATIONS

Highvale Power

Highvale Power Corporation (“Highvale Power”) was acquired by Great Lakes in July 1996. It owns 215,000 hectares of freehold lands and 3,900 hectares of Crown lease lands in central Alberta, which together contain 540 million tonnes of recoverable coal reserves. The main holdings are in the Wabamum and Magnolia coalfields near Wabamum Lake, west of the city of Edmonton, and in the Pickardville-Morinville coalfield north of Edmonton.

Approximately 115 million tonnes of recoverable coal at the Highvale mine in the Wabamum coalfield have been leased to TransAlta Utilities Corporation (“TransAlta”) under renewable royalty agreements expiring in 2005 and 2021, respectively. The Highvale mine supplies coal to TransAlta’s Keephills (766 MW) and Sundance (1,980 MW) power stations, which together produce approximately 75% of Alberta’s coal-fired energy. The coal supplied by the Highvale mine is approximately 30% of the total requirement of these two plants. The coal is mined under contract to TransAlta by Luscar Ltd. In addition to the coal reserves committed to TransAlta, Highvale Power has approximately 425 million tonnes of further reserves.

Highvale Power has entered into two agreements with TransAlta for the sale of coal in return for royalty payments. The Highvale 1 Agreement, which runs from 1972 to 2005, provides for the sale of coal to a depth of 2,275 feet above sea level on certain of Highvale Power’s lands. Royalty payments are based on annual coal production plus a predetermined annual purchase payment. The royalty rate is tied to the highest Alberta Crown royalty rate. This agreement is renewable in 2005 by mutual agreement. Coal production from the subject lands is expected to continue to approximately 2012.

The Highvale 2 Agreement, which runs from 1982 to 2021, provides for the sale of 27.3 million tonnes of coal. Royalty payments are based on annual production subject to a take-or-pay annual tonnage of 1.6 million tonnes. The royalty rate is tied to the Alberta Crown coal royalty rate plus an over-royalty rate based on a factor, which escalates over the life of the lease, adjusted to the rate of inflation. This agreement is renewable in 2021 by mutual agreement.

POWER GENERATION OUTLOOK

Strategic Emphasis and Outlook

Since the beginning of 2002, Great Lakes has increased generating capacity through the acquisition of existing hydroelectric generating facilities in Ontario, Maine and New Hampshire and the completion of new hydroelectric generating stations in Ontario and British Columbia. Together these initiatives increase our power generation base to over 1,800 MW. This expansion positions the Company to diversify and strengthen operations in 2004 and beyond.

The Company continues to explore further acquisition opportunities in the North American power generation industry. Our preference is for long-life hydroelectric generating facilities with water storage reservoirs. We will also consider developing wind power projects or acquiring thermal generating stations, with a knowledgeable partner where appropriate. Our guidelines of investment are as follow: (i) invest in areas where we possess a competitive advantage and never bet the Company on any one acquisition; (ii) acquire assets on a value basis; (iii) build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital; (iv) recognize that superior return involves hard work and often requires contrarian thinking.

We are measuring our success over the long-term by total return on capital and are seeking profitability rather than growth because size doesn’t necessarily add value. We are prepared to sacrifice short-term profit to achieve long-term growth and encourage taking calculated risk.

The Company has the following strategic priorities: (i) increase and strengthen cash flow from the generation business and position the Company to market power in open access, competitive markets; (ii) expand its production base through the acquisition of existing generating assets (iii) develop greenfield sites and expand existing transmission network in Ontario.

Changes in the Power Industry

In Canada, over 80% of the electricity generated is provided by large provincially-owned corporations, such as Hydro-Québec and Ontario Power Generation Inc., with the remainder being produced by smaller investor-controlled corporations or by industrial companies. In the late 1970s and 1980s, provincial governments, which have legislative authority over the supply of power and utilities, responded to consumer demand for competitive electricity tariffs by initiating programs and policies aimed at permitting the purchase of electricity from independent power producers. In the 1990s, ongoing customer demand for lower prices and the desire to improve global competitiveness in the United

GREAT LAKES POWER INC.	9

States, Canada and worldwide led to many initiatives to restructure the electricity industry from a highly regulated industry controlled by large vertically integrated Crown-owned utilities to one which should eventually favour increased competition and promote opportunities for new market participants. Deregulation of the electricity industry is now under way or being studied in most provinces in Canada, and a number of jurisdictions in the United States.

Ontario

The Energy Competition Act, 1998 received Royal Assent in 1998 to, among other things: (i) end Ontario Hydro’s monopoly in electricity supply and introduce a competitive market; (ii) broaden the mandate of the Ontario Energy Board to include regulation of the electricity sector and improve gas sector regulation; and (iii) reorganize Ontario Hydro into its successor commercial corporations.

On April 1, 1999, Ontario Hydro’s five successor companies were established as follows: Ontario Hydro Services Company Inc. now known as Hydro One Inc. (“HOI”); Ontario Power Generation Inc. (“OPG”); Ontario Electricity Financial Corporation (“OEFC”); Independent Electricity Market Operator (“IMO”); and Electrical Safety Authority.

In this corporate restructuring, HOI received the transmission, distribution and retail assets and OPG received the electricity generating assets. Both companies were established with commercial capital structures. OEFC is responsible for the servicing and retiring of the former Ontario Hydro’s provincially guaranteed debt and certain other legacy liabilities. OEFC is also responsible for the contracts with independent power producers. The IMO has been set up as a non-profit corporation responsible for ensuring the reliability and fairness of the electricity market.

Also on April 1, 1999, the Minister of Energy directed the Ontario Energy Board (“OEB”) to implement the Market Power Mitigation Agreement through licence conditions for OPG, the IMO and HOI. Included in this agreement is OPG’s requirement to de-control 4,000 MW of tier two capacity within 42 months of market opening, which, at OPG’s discretion, may include up to 1,000 MW of hydroelectric capacity. In addition, OPG is required to reduce its effective control of generating capacity in Ontario to not more than 35% within 10 years.

Ontario’s energy market was opened on May 1, 2002. This milestone required completion of many items of work by the IMO and OEB, including the finalization of the market rules, confirmation of market readiness by the IMO and approval of the provincial transmission revenue allocation to be approved by the OEB. In addition, the treatment of Ontario’s independent power companies, such as Brascan Power, was finalized.

A change in the implementation of Ontario’s new regime occurred on December 9, 2002, with the passing of the Electricity Pricing, Conservation and Supply Act, 2002 which, together with the regulations made pursuant thereto:

•	Caps the commodity price for electricity payable by low-volume consumers (those who consume less than 250,000 kWh of energy per year) and certain designated electricity to consumers (such as schools and hospitals) at 4.3 cents/kWh. On November 25, 2003, the Ontario Liberal government proposed new legislation which would raise the cap to 4.7 cents/kWh for the first 750 kWh and 5.5 cents/kWh for usage above 750 kilowatt hours;

•	Requires distributors or transmitters seeking increases in regulated distribution and transmission rates before May 1, 2006 to obtain approval of the Minister of Energy before submitting applications for such increases to OEB; and

•	Provides certain tax incentives to generators that expand or build electricity generating facilities that generate electricity from alternative or renewable sources of energy.

The Electricity Pricing, Conservation and Supply Act, 2002 does not impact the wholesale market and the bid and offer process for generators that is currently settled by the IMO.

Additionally, on July 3, 2003, the Ontario government announced a plan to implement a Green Power Standard designed to encourage the development of renewable energy in Ontario. The plan intends to require Ontario’s electricity system to secure an additional one per cent of its current electricity needs from renewable sources in each of eight years, starting in 2006.

Quebec

In Québec, the National Assembly assented to Bill 50, an Act Respecting the Régie de l’énergie (the “Act”), on December 23, 1996. The Act outlines the roles of the various forms of energy in Québec’s development and the means that will be used to meet the energy needs of Québec consumers.

According to the Act, Hydro-Québec possesses exclusive electric power distribution rights throughout Québec, excluding those areas that, on May 13, 1997, were served by a distributor operating a municipal or private electric distribution system.

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On May 13, 1997, the Lièvre River Power System was operated by Nexfor as a private electric distribution system. Hydro-Québec therefore does not have exclusive distribution rights within the areas served by the Lièvre River Power System.

In May 1997, Hydro-Québec officially opened its system to wholesale “wheeling” as a prerequisite for the granting by the Federal Energy Regulatory Commission of the United States to Hydro-Québec of a power marketer’s license to compete in the northeast United States electricity markets, which it received on November 12, 1997. As a result of this action, electricity producers in Québec now have the option to sell electricity outside Québec and to “wheel” it through Hydro-Québec’s transmission lines at specified rates.

Advantages of Hydroelectric Generation

The Company believes that the unique nature of hydroelectric generation provides many advantages over other forms of electricity generation. The advantages of hydroelectric power include high level of reliability, low operating costs, operational flexibility to meet ongoing base load electricity needs and peak demands, minimal environmental impacts, and its reliance on water, a renewable resource.

Reliability: The equipment involved in producing hydroelectric power has relatively few moving parts. Since the process does not include combusting fossil fuels at high temperatures or creating steam, there is minimal wear and tear on the machinery, which contributes to long life and low maintenance requirements. Unplanned outage rates for hydroelectric units are among the lowest in the electricity industry.

Low Operating Costs: Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any fuel costs, which can be significant and highly volatile for fossil-fuelled plants. As well, most hydroelectric plants can be operated remotely by a single person from a centralized control centre. Combined with the low maintenance and outstanding reliability of equipment, operating expenses are comparatively low.

High Operational Flexibility: Hydroelectric plants can adjust quickly to changes in demand and, depending on the flow of the river and the storage capacity of the reservoirs, hydroelectric plants can service both the base power requirements of its customers as well as their peak power requirements.

Low Environmental Impact: Hydroelectric generation produces virtually no greenhouse gas emissions or any acid rain, which have major impacts on the environment. Hydroelectric generation minimizes thermal, chemical, radioactive, water and air pollution as compared to fossil-fuelled and nuclear generated power. Instead of producing substantial amounts of residual wastes during the power generation process, hydroelectric generation simply returns the water to the river.

Safety, Health and the Environment

It is the Company’s policy that all of its operating subsidiaries manage their activities having regard to high standards of safety and the well being of their employees, and that they demonstrate care for the environment through the use of recognized sustainable development practices in compliance with all relevant laws and regulations. Compliance with this policy is achieved through developing and implementing managed systems that form an integral part of the daily business activities of all the Company’s operating subsidiaries. These subsidiaries require all employees, contractors, agents and others involved in their operations to comply with established safety, health and environmental practices, and provide suitable training to achieve the desired compliance.

Great Lakes continues to act as a mentor in the Ontario Government’s Safe Workplaces, Sound Business project and volunteers as a safety ambassador for the Workplace Safety Insurance Board. These projects involve senior executives offering advice and information about their organization’s health and safety knowledge, expertise and experience as a resource for other businesses.

Great Lakes has adopted the Environmental Commitment and Responsibility Program of the Canadian Electricity Association. In December 2000, the environmental management systems at its northern Ontario and Maclaren Power operations were registered as compliant with the ISO 14001 Environmental Standard. In March 2001, Great Lakes’ hydroelectric stations received certification as “low impact renewable” electricity sources by Canada’s Environmental Choice Program (“ECP”), enabling the Company to use the ECP’s “EcoLogo” trademark for electricity generated from these stations.

Risk Factors

General Operating Risks

The development of projects of the type that Great Lakes undertakes is complex. There can be no assurances that Great Lakes will be able to obtain new power sales agreements, overcome any local opposition to the development of

GREAT LAKES POWER INC.	11

new projects, obtain the necessary site agreements, ensure fuel supply, or obtain construction contracts, steam sales agreements, licenses and certifications, environmental and other permits and financing necessary for the successful development of these projects.

Hydrology

The revenues generated by the power systems are proportional to the amount of electricity generated. The amount of electricity generated by the power systems is dependent upon available water flows. Accordingly, revenues and cash flows will be significantly affected by low and high water flows in the watersheds. There can be no assurance that the long-term historical water availability will remain unchanged or that no material hydrologic event will impact the hydrologic conditions that exist within the watershed. Annual deviations from the long-term annual average can be significant.

Equipment Failure

There is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things, which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, the power systems’ capital programs, adherence to prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.

Foreign Exchange

The prices paid for energy produced by US operations are denominated in US dollars and, therefore, results may be affected by the fluctuations of the Canadian/U.S. dollar exchange rate over time. The US operations operating expenses and financing costs incurred are denominated in US dollars, thus providing a natural hedge. In addition, the Company may manage the risk associated with foreign exchange rates fluctuation by entering, from time to time, into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that the Company engages in risk management activities related to foreign exchange rates, it will then be subject to credit risks associated with the counterparties with which it contracts.

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INVESTMENT ACTIVITIES

The Company maintains a portfolio of securities, loans receivable and long-term corporate investments, which are held to generate additional cash flow on a tax-effective basis. These investments, which are principally in associated companies, have consistently contributed to Great Lakes’ earnings and capital base. In determining whether to participate in an investment, the Company’s management assesses each opportunity against its investment guidelines, which require investments to earn an acceptable rate of return from dividends or interest in relation to risk or have the potential for substantial capital appreciation.

Investment transactions involving companies, which are associated with Great Lakes, are completed on normal market terms. Such transactions are reviewed by a committee of independent directors of Great Lakes comprised of individuals with investment experience.

Investment income from the Company’s preferred shareholdings varies only with the amount invested as the rate of return is fixed. Other investment income is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the Company’s debt.

Securities Portfolio

The Company’s securities portfolio is comprised primarily of preferred shares of associated companies. The book value of the Company’s securities portfolio by business sector at December 31, 2003 compared to the prior year is summarized below:

Millions	2003	2002
Real estate	$151	$160
Natural resources	126	161
Financial services and diversified	242	199
Other	25	70

	$544	$590

Long-term Investments

The book values of the Company’s principal long-term investments at December 31, 2003 compared to the prior year are shown below:

Millions	2003	2002
Brascan Financial Corporation	$195	$195
Noranda Inc.	146	146
Other investments	103	218

	$444	$559

Brascan Financial, Noranda and Brascan have prepared their own Annual Information Forms and Annual Reports containing information specific to their operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Company.

GREAT LAKES POWER INC.	13

FINANCING ARRANGEMENTS

The Company finances its operations through project specific financing bank facilities, a $100 million commercial paper program, term debt in the form of notes, and loans provided by Brascan.

The Company has issued US$175 million of 9% Notes maturing August 1, 2004 and US$200 million of 8.3% Notes maturing March 1, 2005. The Notes are senior unsecured obligations of the Company. The indenture under which the Notes are issued contains certain limitations on the Company relating to the issuing of debt and preferred shares, distributions by and transfers to subsidiaries of the Company, the incurring of liens on the assets of the Company and its subsidiaries, certain sale and leaseback transactions by the Company, transactions with affiliated and related persons, mergers, consolidations and certain sales of assets by the Company and a change of control of the Company. The indenture also requires the maintenance by the Company of a minimum consolidated net worth.

The $384 million First Mortgage Bonds Series 1 and the $115 subordinated First Mortgage Bonds bear interest at the rate of 6.60% and 7.80% respectively, are due on June 16, 2023 and are secured by a charge on all present and future real property of the electricity power generating assets of Great Lakes Power. These bonds replaced the $316 million First Mortgage Bonds Series 4 and 5 bearing interest at respective rates of 6.57% and 4.58%, which matured June 16, 2003.

The US$136 million Great Lakes Hydro America (“GLHA”) mortgage loan with an affiliate bears interest at US prime plus 150 basis points and matures on January 29, 2005. The loan is secured by a charge on all present and future real and personal property of GLHA and its subsidiaries. GLHA is a wholly owned subsidiary of Great Lakes Power Trust.

The Company has established a US$100 million loan facility with Brascan, its principal shareholder, which can be drawn down at any time, bearing interest at the prime rate and secured by the Company’s residual interest in Louisiana HydroElectric Power. At either party’s option, the facility may be drawn down and converted into a fixed-rate financing at 9.75% repayable in 2015.

The Income Fund has issued $100 million of First Mortgage Bonds Series 1, 2 and 3 bearing interest at 7.33%, 7.55% and 7.78%, respectively, due April 24, 2005, April 24, 2010 and April 24, 2015, respectively. These Mortgage Bonds are secured by charges on all present and future real and personal property of Great Lakes Power Trust, which is wholly owned by the Income Fund.

Pontiac Power has outstanding $61 million mortgage loans bearing interest at a blended rate of 10.52%, amortized monthly to a maturity of December 1, 2020 and secured by charges on the respective Pontiac Power generating assets.

Valerie Falls has outstanding $32 million of First Mortgage Bonds bearing interest at 6.84%, with interest only payments semi-annually for the first 20 years and blended principal and interest payments for the remaining 20 years to a maturity of December 20, 2042.

The Company holds a proportionate share in the $75 million Powell River Energy first mortgage bond, which bears interest at 6.4%, is due July 2009 and is secured by a charge on the respective Powell River Energy operating assets.

Lake Superior Power has outstanding a $13 million mortgage loan bearing interest at 9.41%, amortizing annually to December 29, 2006 and secured by a charge on the Company’s Lake Superior Power cogeneration assets.

Mississagi Power has issued a $175 million mortgage loan bearing interest at 6.92% and mature on November 27, 2020. The bond’s are secured by a charge on all present and future real and personal property of Mississagi Power Trust.

Lièvre River Power has available a credit facility comprised of a $25 million line of credit and a $25 million term loan for general corporate purposes which can be drawn upon in Canadian or US dollars and is bearing interest based on Canadian prime rate, US base rate or LIBOR plus a margin. Standby fees of 20 basis points are charged on the undrawn credit facility. If not renewed, the credit facility will be due on the earlier of [i] the date on which issued Series 1 First mortgage bonds are due or redeemed, and [ii] November 18, 2004. The credit facility ranks pari passu with Lièvre River Power first mortgage bonds and is secured by a first ranking lien on all GLPT’s assets.

A credit facility in the amount of $2.5 million is also available to Powell River Energy by way of advances in Canadian dollars of (i) prime rate loans (ii) banker’s acceptance (“BA’s”) loans and (iii) letters of credit. Standy fees of 17.5 basis points are charged on the undrawn credit facility. If not renewed, the credit facility will be due on December 18, 2004.

At December 31, 2003, the Income Fund had drawn $ 21 million on the two credit facilities in the form of BA’s.

Great Lakes also has access to a $100 million bank facility. No amount was drawn on this facility as at December 31, 2003.

14	ANNUAL INFORMATION FORM

ENVIRONMENTAL MANAGEMENT

Great Lakes is committed to the environmentally responsible management of its assets. Developments in the last 15 years have all been subjected to full environmental assessment studies. Public information meetings have been held in order to identify concerns and appropriate actions were taken to address those concerns. Projects constructed prior to this period have been fully audited and mitigation steps have been instituted, where necessary, to bring all plants to accepted standards. Expenditures on environmental compliance are minimal due to the nature of the assets held.

The Company and its operating affiliates continue to monitor environmental standards and to take a proactive position towards protecting the environment in all their operations.

Environmental Regulations

The development of hydroelectric resources and the construction and operation of power projects are subject to extensive federal, provincial and state laws and regulations adopted for the protection of the environment. The laws and regulations applicable to Great Lakes’ operations primarily involve permits required for the construction of the projects. These permits often contain conditions that require the Company to assess and, where possible, mitigate environmental impacts.

Many of the Company’s hydroelectric generating stations were built before strict environmental laws and regulations came into effect. Since approximately 1980, the Company’s development projects have been subject to an environmental assessment process, which includes public information meetings, full environmental impact studies and requirements to take appropriate actions taken to allay public concerns and environmental impacts where possible.

Non-compliance with environmental laws and regulations, or with conditions contained in environmental permits and approvals, can result in the imposition of substantial fines or other penalties. In some cases, environmental laws may also impose clean-up or other remedial obligations, or an obligation to mitigate environmental impacts from projects. The following federal and provincial laws are among the more significant Canadian environmental laws that apply to the Company. Other federal and provincial laws may also apply, particularly to the development and construction of power projects, and may impose stricter requirements than those discussed below.

Fisheries Act (Canada)

This Act prohibits the alteration or destruction of fish habitat, and prohibits the addition of any substance that may be harmful to any water that may be inhabited by fish. Permits are required for the construction of hydroelectric projects, which may alter fish habitats. Most recent projects require mitigation, compensation and monitoring agreements prior to the issuance of a permit to alter or destroy fish habitat. All the Company’s power projects comply with the Fisheries Act and, where permits were required for the construction or development of those projects, those permits were obtained. The Company also believes it is in material compliance with any conditions imposed by the permits obtained under the Fisheries Act.

Ontario Water Resources Act

The Ontario Water Resources Act is the main provincial statute regulating the use of water in Ontario. It prohibits the addition of any substance to waters in the province that may impair the quality of those waters. Permits are required for the construction of hydroelectric projects, which regulate the amount of water contained, minimum flows required downstream, and other matters. The Company believes it is in material compliance with all its permits under the Ontario Water Resources Act, and with the other requirements of the Act.

Environmental Protection Act (Ontario)

The Environmental Protection Act prohibits discharges to land, air and water that could have an adverse effect on the environment. It also imposes a requirement for a Certificate of Approval for any construction or equipment that may discharge a contaminant into any part of the environment other than water. The Company has obtained all such necessary permits under the Environmental Protection Act, and is in material compliance both with the Environmental Protection Act and the permits issued under it.

The Environmental Protection Act also regulates the management and disposal of waste. The Company’s waste generation is not significant, and all wastes are disposed of in material compliance with the requirements of the Environmental Protection Act. The Company is not currently subject to any liability of which it is aware for the disposal of any of its waste.

The use and storage of PCBs, including PCB contaminated oils or transformers and any PCB wastes, are governed by regulation, both federally and under the Environmental Protection Act. The Company is in compliance with these regulations. None of the company’s major equipment contains PCBs, and lesser pieces of equipment, such as rural transformers, are being tested for PCBs and replaced as part of an ongoing maintenance program. PCB waste,

GREAT LAKES POWER INC.	15

including out of service equipment, is stored in two designated PCB storage sites, pursuant to regulation. These sites are subject to regular reporting requirements and periodic inspection by the Ontario Ministry of the Environment.

Quebec Environmental and Resource Legislation

The Environmental Quality Act governs the Quebec approval process for the construction and operation of power projects. It imposes a requirement for a Certificate of Authorization to be issued by the Ministry of Environment for works related to existing dams, new dams, powerplants and power transmission lines.

The granting of hydraulic and water rights requires a lease from the Government of Quebec to be approved by a decree issued under the Watercourses Act. In addition, approval of the plans and specifications for dams, and the use, management and storage of waters for electricity production, also require approval by decree under the Watercourses Act.

Permits and approvals for power project related activities may also be required under Quebec’s Forest Act, the Regulation Respecting Wildlife Habitat, the Act Respecting Land in the Public Domain and the Act Respecting the Protection of Agricultural Land.

The Company believes that its operations in Quebec, conducted through Pontiac Power, are in material compliance with its permits and all applicable regulations.

United States Regulatory Matters

Louisiana HydroElectric Power and Great Lakes Hydro America are subject to United States federal and state regulations. The facilities’ operating licenses, provided by FERC, contain conditions: for example, in the case of Louisiana HydroElectric Power, for quantities of water diversion and water quality during dredging of the channel for the project, that continue during the term of the license. The Company is in full compliance with its FERC license conditions. In addition, the Company’s US operations are subject to regulation under both state and federal law with respect to the quality of discharges to the sanitary sewer and its oil/water waste collection system. These operations are in material compliance with its permits and all applicable regulations.

CAPITAL BASE AND DIVIDEND POLICY

The authorized capital of the Company consists of an unlimited number of Class A Preferred Shares and an unlimited number of common shares. As at April 30, 2004, there were 101,383,135 common shares issued and outstanding and no Class A Preferred Shares issued and outstanding.

During 2001, the Articles of the Company were amended to delete from its authorized capital the Class B Preferred Shares and the Class A Redeemable Preferred Shares.

Dividends on the Company’s common shares are paid quarterly in February, May, August and November of each year. The quarterly dividend was increased to its current level of $0.16 per share in 1996. Special dividends are periodically considered and paid from retained earnings in excess of the Company’s needs.

There exist, in certain circumstances, direct restrictions on the ability of the Company to pay dividends as well as indirect restrictions, insofar as there are restrictions on its subsidiaries in making distributions to the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended or as at December 31, 2003 are included in the Company’s Annual Report at pages 3 to 8 and are incorporated herein by reference.

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CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth the Company’s consolidated balance sheets and income statements as at and for the three years ended December 31, 2003:

Consolidated Balance Sheets

Millions	2003	2002	2001
Assets
Cash and securities	$575	$600	$716
Accounts receivable and other	422	186	336
Long-term investments	444	559	521
Power generating assets	2,139	2,155	1,357

	$3,580	$3,500	$2,930

Liabilities
Accounts payable	$114	$158	$92
Property specific borrowings	1,116	905	556
Corporate term debentures	487	593	596

	1,717	1,656	1,244
Future income tax liability	152	120	116
Non-controllng interests	329	350	271
Capital base	1,382	1,374	1,299

	$3,580	$3,500	$2,930

Consolidated Income Statements

millions, except per share amounts	2003	2002	2001
Total revenues	$448	$340	$270

Net operating income
Power generation	241	247	157
Investment and other income	80	92	105

	321	339	262

Expense
Interest expense	93	90	82
Depreciation	55	40	27
Non-controlling interests	22	18	12
Administrative costs	23	15	—
Non-cash taxes and other	31	9	10

	224	172	131

Net income	$97	$167	$131

Diluted net income per common share	$0.77	$1.32	$1.04

GREAT LAKES POWER INC.	17

QUARTERLY OPERATING RESULTS

millions, except	2003				2002
per share amounts
(unaudited)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Power revenues	$147	$119	$99	$83	$100	$108	$117	$107
Net income	14	24	26	33	29	43	53	42
Diluted net income per common share	$0.11	$0.21	$0.21	$0.26	$0.23	$0.34	$0.41	$0.34

In the three months ended March 31, 2004, the Company earned net income of $52 million, compared to $33 million in the first quarter of 2003.

DIRECTORS AND OFFICERS

Directors of the Company

Each director holds office until the next annual meeting of shareholders of the Company or until a successor is appointed. As a result of the going-private transaction completed on March 2, 2001, none of the directors or officers owns any securities of the Company. The following table sets out the names of the ten directors of the Corporation as at April 30, 2004, along with all major positions and offices in the Corporation or its major affiliates held be each of them, their principal occupation or employment and the year in which they were first elected as a director of the Corporation or a predecessor company.

Name and	Office and Principal	Year Became
Municipal Residence	Occupation	Director(b)
Alex G. Balogh(a), Oakville, Ontario	Chairman of the Board and Director of Falconbridge Limited, a natural resources company	1998

Jack L. Cockwell, Toronto, Ontario	Group Chairman and Director of Brascan Corporation, an asset management company	1980

Ronald J. Daniels, Toronto, Ontario	Dean, Faculty of Law University of Toronto	2000

Richard Drouin(a), O.C., Q.C. Montreal, Quebec	Chairman, Abitibi — Consolidated Inc.	2004

Robert A. Dunford, Aurora, Ontario	Corporate Director	1980

Harry A. Goldgut, Vaughan, Ontario	Co-Chairman and Chief Executive Officer of the Corporation	1997

J. Bruce Flatt, Toronto, Ontario	President and Chief Executive Officer of Brascan Corporation	2003

Edward C. Kress, Toronto, Ontario	Chairman of the Corporation	1991

O. Allan Kupcis, Toronto, Ontario	Chairman, Canadian Nuclear Association	2004

Sidney A. Lindsay(a), Toronto, Ontario	President of Lindsay Consultants, a financial consulting firm	1991

(a)	Member of the Audit Committee

(b)	Indicates year first elected as a director of the Corporation or a predecessor company

All of the persons named in the preceding table were re-appointed members of the board of directors of the Corporation on June 30, 2003, except for Messrs. R. Drouin and A. Kupcis, who were appointed to the board on

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February 19, 2004. Mr. Drouin is Chairman of Abitibi — Consolidated Inc. and serves on a number of other corporate and community boards. He served as Chairman and CEO of Hydro-Quebec from 1988 to 1995. Mr. Kupcis is Chairman of the Canadian Nuclear Association and serves on a number of other corporate and community boards. He served as President and CEO of Ontario Hydro from 1995 to 1997.

Officers of the Company

The names and municipalities of residence of the officers of the Company, the offices currently held by them and their other principal occupations are as follows:

Name and
Municipal Residence	Office
Edward C. Kress	Chairman
Toronto, Ontario

Harry A. Goldgut	Co-Chairman and Chief Executive Officer
Vaughan, Ontario

Richard Legault,	President and Chief Operating Officer
Gatineau, Quebec

Colin L. Clark	Executive Vice-President, Development and Chief Technical Officer
Ottawa, Ontario

Laurent Cusson	Senior Vice-President, Western Operations
Gatineau, Quebec

Alan V. Dean	Senior Vice-President and Secretary
Toronto, Ontario

Donald Tremblay	Senior Vice-President and Chief Financial Officer
Gatineau, Quebec

Gilles Larocque	Vice-President, Corporate Finance
Gatineau, Quebec

All of the officers listed above have held their current positions in the Company for the past five years except as follows. Prior to February 2002, Mr. Goldgut was President and Chief Operating Officer of the Company. Prior to February 2002, Mr. Legault was Executive Vice-President of the Company, a position he was appointed to in April 2001, prior to which he was Vice-President, Power Markets. Prior to February 2004, Mr. Clark was Senior Vice-President, Generation and Vice-President, Power Development of the Company, positions he was appointed to in February 2002 and April 2000, respectively. Prior to February 2004, Mr. Cusson was Senior Vice-President Marketing a position he was appointed to in February 2002, prior to which he was Executive Vice-President Marketing for BEMI. Prior to April 2002, Mr. Tremblay was and continues to be Executive Vice-President and Chief Financial Officer for BEMI, a position he was appointed to in January 2002, prior to which he was Vice-President, Finance and Administration for BEMI. Prior to August 2003, Mr. Larocque was employed by Papier Masson Ltd.

PRINCIPAL SHAREHOLDERS

As of April 30, 2004, the Corporation had outstanding 101,383,135 fully paid and non-assessable Common Shares. Each holder of Common Shares, at a meeting of the Shareholders, is entitled to one vote for each Share.

To the knowledge of the directors and officers of the Corporation, the only persons who or corporations which beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to shares of the Corporation are Brascan Corporation, which owns 84,383,135 Common Shares, and GLP NT Corporation (“GLP NT”), which owns 17,000,000 Common Shares. These holdings represent approximately 83.2% and 16.8%, respectively of the Corporation’s Common Shares.

Brascan is an asset management company, which operates in the real estate, power generation and funds management sectors. Brascan’s Class A Limited Voting Shares are listed on the Toronto and New York stock exchanges. GLP NT is an investment holding company whose major asset is its indirect shareholding in the

GREAT LAKES POWER INC.	19

Corporation. Its Class A non-voting retractable shares are listed on the Toronto Stock Exchange. The Corporation is advised that Brascan and its affiliates own 74.5% of the Class A non-voting retractable shares of GLP NT.

SUBSIDIARIES

The following is a list of active subsidiaries of Great Lakes indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised, by the Company:

		Percentage of Voting
	Jurisdiction of	Securities Owned
Name of Subsidiary	Incorporation	or Controlled
Brascan Energy Marketing Inc.	Ontario	100
Brascan Power Services Inc.	Ontario	100
First Toronto Equities Inc.	Ontario	100
Catalyst Old River Hydroelectric, Limited Partnership	Louisiana	75 (1)
Great Lakes Hydro Income Fund	Quebec	50
Great Lakes Power Trust	Quebec	100
GNE Trust	Quebec	100
Great Lakes Hydro America	Delaware	100
Powell River Energy Trust	Quebec	100
Mississagi Power Trust	Quebec	100
Great Lakes Power Limited	Ontario	100
Highvale Power Corporation	Alberta	100
Hydro-Pontiac Inc.	Quebec	100
Lake Superior Power Inc.	Ontario	100
Pingston Creek Joint Venture	British Columbia	50
Seine River Power Inc.	Ontario	100
Valerie Falls Power, Limited Partnership	Ontario	100

(1)	Non-voting interests.

20	ANNUAL INFORMATION FORM

ADDITIONAL INFORMATION

Other financial information about the Company is also contained in the Company’s audited comparative consolidated financial statements for the fiscal year 2003, provided at pages 9 to 20 in the Company’s 2003 Annual Financial Report.

The Company will provide to any person or company upon request to the Corporate Secretary of the Company:

(a)	when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, which has been filed in respect of a distribution of its securities:

(i)	a copy of the Company’s latest Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative consolidated financial statements of the Company for the Company’s most recently completed financial year, together with the report of the auditor thereon, Management’s Discussions and Analysis of Financial Condition and Results of Operations, and a copy of any interim financial statements of the Company issued subsequent to the annual financial statements;

(iii)	a copy of the Company’s Annual Filing of Reporting Issuer; and

(iv)	a copy of any other document or report which is incorporated by reference into a preliminary short form prospectus or a short form prospectus; or

(b)	at any other time, a copy of any other document referred to in paragraphs (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company.

GREAT LAKES POWER INC.	21